Rockyview Energy

[redacted]

05010669

August 18, 2005

Please reply to:
STEVE CLOUTIER
President & C.E.O.
Direct Dial: (403) 538-5025
Email: cloutiers@rockyviewenergy.com

SUPPL

SEC MAIL RECEIVED PROCESSING
AUG 2 2 2005
WASH. D.C. 192 SECTION

Securities and Exchange Commission
Judiciary Plaza
450 5th Street N.W.
Washington, D.C. 20549

RE: Rockyview Energy Inc. (the "Company")
File # 82-34899
Exemption Pursuant to the Rule 12g3-2(b)

Dear Sir/Madam:

Find find enclosed documentation relating to Rule 12g3-2(b). Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended we enclose the following documents:

Form 52-109FT2 – Certification of Interim Financial Statements by President & CEO	July 18 05	Interim Financial Statements - English	July 18 05
Form 52-109FT2 – Certification of Interim Financial Statements by CFO	July 18 05	News Release – Corporate Update	July 18 05
MD&A – English	July 18 05		

As required pursuant to Rule 12g3-2(b), the exemption number appears in the upper right-hand corner of each unbound page and on the first page of each bound document.

Please indicate your receipt of the enclosed by stamping the enclosed copy of this letter and returning it to the sender in the enclosed self-addressed, stamped envelope.

Yours truly,

SCloutier

Steve Cloutier
President

Enc.

PROCESSED
AUG 2 5 2005
THOMSON
FINANCIAL

Rockyview Energy

Q22005

For the Period Ended June 30, 2005

President's Message

Rockyview Energy Inc. ("Rockyview") is pleased to provide its initial report to shareholders and its financial and operating results for the partial period from June 21, 2005 to June 30, 2005. Rockyview was created on June 21, 2005, following the completion of a Plan of Arrangement between APF Energy Trust, APF Energy Inc. ("APF") and Rockyview (the "Arrangement"). The Company's shares were listed for trading on the Toronto Stock Exchange on June 24, 2005. Pursuant to the Arrangement, Rockyview purchased from APF certain producing oil and natural gas properties and 55,000 net undeveloped acres in the greater Wood River area in central Alberta. This area is renowned for natural gas production, has multi-zone potential and is situated in the middle of the Horseshoe Canyon fairway that has become predominantly known for coalbed methane ("CBM") production.

OPERATIONS

Production from commencement of operations on June 21, 2005 to June 30, 2005, averaged 1,061 boe per day during the partial period. We wish to point out that for financial presentation purposes, the actual volumes produced during the 10 day period from June 21 to June 30, have been averaged over the 80 day period from April 12, 2005, date of incorporation, to June 30, 2005. Accordingly, the quarterly average production of 133 boe per day that is reflected in the financial statements is not representative of actual daily production volumes of 1,061 boe per day posted since commencement of operations.

FINANCIAL

Cash flow from operations during the quarter amounted to $211,132 or $0.16 per share. The Company realized average sale prices of $7.20 per mcf on natural gas, $66.50 per barrel on oil and $53.69 on NGL's. Operating costs averaged $7.09 per boe and our operating netback for the quarter was $28.97 per boe. General and administrative expenses during the quarter averaged $5.89 per boe and reflected initial non-recurring administrative start-up costs. General and administrative costs per boe are expected to decrease as production volumes increase.

OUTLOOK

Rockyview is starting out with a solid production base and an inventory of 168 (93 net) drilling locations, 43 (26 net) of which are expected to be drilled before the end of 2005. The 2005 capital program totals $13.0 million and includes the drilling and tie-in of low to medium risk conventional Belly River and CBM wells that are expected to provide the Company with steady production growth. Of the 43 gross wells planned for 2005, 11 (5 net) are Belly River gas wells at Wood River and 32 (21 net) are for CBM in the Horseshoe Canyon fairway. The Company has contracted a drilling rig to commence the 2005 drilling program prior to the end of August, 2005. Rockyview expects to exit 2005 with production of approximately 1,400 boe per day.

The Company has a $13.5 million credit facility with a major Canadian bank that, along with internally generated cash flow and positive working capital of $6.8 million, will enable it to fully finance its 2005 capital expenditure program.

Rockyview Energy Inc.

2250, 801 6th Avenue S.W., Calgary, AB T2P 3W2

PHONE: (403) 538-5000 FAX: (403) 538-5050

EMAIL: invest@rockyviewenergy.com WEBSITE: www.rockyviewenergy.com

Financial Review & Operating Highlights

FINANCIAL ($)

For the period ended June 30	2005
Revenue before royalties	490,215
Net loss	(31,337)
Per unit – basic	(0.02)
Per unit – diluted	(0.02)
Cash flow from operations	211,132
Per unit – basic	0.16
Per unit – diluted	0.13
Total assets	50,720,768
Working Capital	6,806,760
Capital asset acquisitions	39,864,559
Capital expenditures	26,321

Market	
Shares outstanding	
End of period	12,068,699
Weighted average – basic	1,357,729
Weighted average – diluted	1,671,684

OPERATIONS

Average daily production (Note 1)	
Light crude oil (bbl)	5
NGL's (bbl)	5
Natural gas (mcf)	734
Total (boe)	133
Average wellhead prices	
Light crude oil ($/bbl)	66.50
NGL's ($/bbl)	53.69
Natural gas ($/mcf)	7.20
Average ($/boe)	44.52
Operating netback ($/boe)	28.97
Undeveloped land (net acres)	55,000

Note:

1. **Actual daily production volumes of 1,061 boe per day for the 10 day period from June 21 to June 30, 2005 have been averaged over the 80 day period from April 12, 2005, date of incorporation, to June 30, 2005.**

Management's Discussion & Analysis

This is the Company's initial management's discussion and analysis ("MD&A") and should be read in conjunction with the unaudited financial statements and notes for the period ended June 30, 2005. This MD&A was prepared as of August 9, 2005.

Basis of Presentation *– Rockyview Energy Inc. ("Rockyview" or the "Company") was incorporated as 1163924 Alberta Inc. on April 12, 2005 under the Business Corporations Act (Alberta). The Company participated in the Plan of Arrangement ("Arrangement") entered into by APF Energy Trust, APF Energy Inc. and Rockyview Energy Inc. which resulted in Rockyview acquiring certain oil and gas assets formerly owned by APF Energy Inc.*

Non-GAAP Measurements *– The MD&A contains the term "cash flow from operations", which should not be considered an alternative to, or more meaningful than, cash flow from operating activities as determined in accordance with Canadian generally accepted accounting principles, as an indicator of the Company's performance. Rockyview's determination of cash flow from operations may not be particularly comparable to that reported by other companies, especially those in other industries. The reconciliation between net income and cash flow from operations can be found in the statement of cash flows in the unaudited financial statements. The Company also presents cash flow from operations per share whereby per share amounts are calculated using weighted average shares outstanding consistent with the calculation of earnings per share. The Company will also use operating netback as an indicator of operating performance. Operating netback is calculated on a per boe basis taking the sales price and deducting royalties, operating expenses and transportation expenses.*

BOE Presentation *– The term "barrels of oil equivalent" ("BOE") may be misleading, particularly if used in isolation. A BOE conversion ratio of 6 Mcf:1bbl is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. All BOE conversions in the report are derived by converting gas to oil in the ratio of 6 thousand cubic feet of gas to one barrel of oil.*

PETROLEUM AND NATURAL GAS SALES

For the period ended June 30, 2005, Rockyview recorded $490,215 in petroleum and natural gas sales. Total daily volumes in the second quarter averaged 133 boe per day consisting of 734 mcf per day of natural gas, 5 bbl per day of light oil and 5 bbl per day of NGL's. Although the Company did not commence operations until June 21, 2005, the per boe per day calculation for quarterly reporting purposes is based on the 80 days in the quarter from April 12 to June 30, 2005.

Average daily production volumes	Period ended June 30, 2005
Light crude oil (bbl/d)	5
NGL's (bbl/d)	5
Natural gas (mcf/d)	734
Total (boe/d)	133

The Company sells all of its gas into the spot market based on the Alberta AECO reference price. AECO averaged $6.99 per GJ in the second quarter of 2005. Crude oil prices are derived from the WTI average price and the US$ exchange rate. For the three months ended June 30, 2005, the WTI oil price averaged US$53.17 per bbl and the $U.S./$Cdn. exchange rate averaged 1.2439 (Cdn.$0.804).

The average prices realized during the quarter by the Company were $66.50 per bbl for light crude oil, $53.69 per bbl for NGL's and $7.20 per mcf for natural gas.

ROYALTIES

Royalties for the second quarter of 2005 were $95,455 representing 19.5% of oil and gas revenues.

	Period ended June 30, 2005
Crown royalties	$ 62,574
Freehold royalties	15,690
Overriding royalties	17,191
Total royalties	$ 95,455
% of gross oil and gas revenue	19.5%
Per boe	8.99

OPERATING EXPENSES

Operating expenses totalled $75,253 or $7.09 per boe for the period ended June 30, 2005.

TRANSPORTATION COSTS

Transportation costs for the period ended June 30, 2005 were $12,081, or $1.14 per boe.

OPERATING NETBACK

The operating netback for the second quarter of 2005 was $28.97 per boe.

($ per boe)	Period ended June 30, 2005
Revenues	46.19
Royalties	(8.99)
Operating expense	(7.09)
Transportation	(1.14)
Operating netback	28.97

GENERAL AND ADMINISTRATIVE EXPENSES

General and administrative expenses for the second quarter of 2005 totalled $62,490 or $5.89 per boe and included one time costs associated with the start-up of the Company. The Company expects its general and administrative costs will not exceed $4.00 per boe for the remainder of 2005. The Company did not capitalize any of its general and administrative costs during the second quarter.

STOCK-BASED COMPENSATION

The Company accounts for stock-based compensation using the fair value method for stock options. Under the fair value method, the Black-Scholes option pricing model was used to calculate the second quarter expense and is recorded in the income statement over the vesting period of the options.

For the period ended June 30, 2005, the Company had stock-based compensation of $14,827, or $1.40 per boe.

DEPLETION, DEPRECIATION AND ACCRETION

Depletion and depreciation during the quarter amounted to $269,826, or $25.42 per boe.

Accretion of the asset retirement obligation for the quarter was $1,746, or $0.16 per boe.

INCOME TAXES

For the quarter ended June 30, 2005, the Company recorded a current income tax provision of $33,804 ($0.02 per share basic and diluted) and a future tax recovery of $43,931 ($0.03 per share basic and diluted). The future tax recovery arises where depletion and depreciation deducted for accounting purposes exceeds the deduction for tax purposes.

At June 30, 2005, the Company has tax pools of approximately $49.7 million that are available to shelter future taxable income.

CASH FLOW AND NET INCOME

Cash flow from operations for the quarter was $211,132, or $0.16 per share basic ($0.13 per share diluted). The Company realized a net loss of $31,337 for the quarter. Basic and diluted net loss per share was $0.02.

CAPITAL EXPENDITURES

The Company did not drill any wells during the quarter. Capital expenditures during the quarter were $39.89 million, of which $39.86 million related to the acquisition of the properties pursuant to the Arrangement. Capital expenditures for the period were as follows:

		June 30, 2005
Property acquisitions	$	33,177,536
Land		5,190,818
Seismic		1,507,423
Drilling and completions		–
Equipment and facilities		15,103
Net capital expenditures	$	39,890,880

The Company records the fair value of future obligations associated with the retirement of long-lived tangible assets, such as well sites and facilities. Accounting for the recognition of this obligation results in an increase to the carrying value of these assets. This amount has been shown as the Company's asset retirement obligation.

LIQUIDITY AND CAPITAL RESOURCES

The Company has a 364 day extendible revolving credit facility for up to a maximum of $13.5 million with a Canadian financial institution. At June 30, 2005, the Company had positive working capital of $6.8 million, including a cash balance of $5.6 million.

On June 21, 2005, the Company closed a private placement offering of 1,826,484 units at $4.38 per unit, for total gross proceeds of $8.0 million.

The Company will typically utilize three sources of funding to finance its capital expenditure program: internally generated cash flow from operations, debt where deemed appropriate and new equity issues if available on favourable terms. When financing corporate acquisitions, the Company may also assume certain future liabilities. In addition, the Company may adjust its capital expenditure program depending on the commodity price outlook and further opportunities that may be identified.

OUTLOOK

Rockyview has a capital program for the balance of 2005 that will see the Company spend approximately $13 million and drill 43 (26 net) wells in the greater Wood River area of central Alberta. Rockyview will be targeting both conventional Belly River gas and the Horseshoe Canyon formation for CBM.

Rockyview also intends to pursue strategic property and corporate acquisitions that will add to the value of the Company.

Forward Looking Statements- Certain information regarding Rockyview Energy Inc. set forth in this document, including management's assessment of Rockyview Energy Inc.'s future plans and operations, contains forward-looking statements that involve substantial known and unknown risks and uncertainties. These forward-looking statements are subject to numerous risks and uncertainties, certain of which are beyond Rockyview Energy Inc.'s control, including the impact of general economic conditions, industry conditions, volatility of commodity prices, current fluctuations, imprecision of reserve estimates, environmental risks, competition from other producers, the lack of availability of qualified personnel or management, stock market volatility and ability to access sufficient capital from internal and external sources. Rockyview Energy Inc.'s actual results, performance or achievement could differ materially from those expressed in, or implied by, these forward-looking statements and, accordingly, no assurance can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do so, what benefits that Rockyview Energy Inc. will derive therefrom.

Balance Sheet

(unaudited)

As at June 30		2005
ASSETS		
Current assets		
Cash	$	5,633,253
Accounts receivable		1,458,707
Other current assets		21,878
		7,113,838
Property, plant and equipment (notes 3 & 4)		39,621,052
Future income taxes (note 7)		3,985,878
	$	50,720,768
LIABILITIES		
Current liabilities		
Accounts payable and accrued liabilities	$	307,079
Asset retirement obligations (note 5)		810,478
SHAREHOLDERS' EQUITY		
Share capital (note 6)		49,035,306
Warrants (note 6)		584,415
Contributed surplus (note 6)		14,827
Deficit		(31,337)
		49,603,211
	$	50,720,768

See accompanying notes to financial statements

Approved by the Board of Directors

"signed"
John Howard
Director

"signed"
Steven Cloutier
Director

Statement Of Operations And Deficit

(unaudited)

For the period from April 12 to June 30		2005
REVENUE		
Petroleum and natural gas	$	490,215
Royalties expense, net of ARTC		(95,455)
		394,760
EXPENSES		
Operating		75,253
Transportation		12,081
General and administrative		62,490
Stock-based compensation (note 6)		14,827
Depletion, depreciation and accretion		271,573
		436,224
Loss before income taxes		(41,464)
Provision for current income taxes		33,804
Recovery of future income taxes		(43,931)
Net loss and deficit, end of period	$	(31,337)
Net loss per share - basic and diluted (note 6)	$	(0.02)

See accompanying notes to financial statements

Statement Of Cash Flows

(Unaudited)

For the period from April 12 to June 30		2005
Cash flows from operating activities		
Net loss	$	(31,337)
Items not affecting cash		
Depletion, depreciation and accretion		271,573
Stock-based compensation expense		14,827
Future income taxes		(43,931)
Cash flow from operations		211,132
Net change in non-cash working capital items		(240,739)
Net cash provided by operating activities		(29,607)
Cash flows from financing activities		
Issue of shares and warrants for cash, net of costs		7,887,352
Changes in non-cash working capital - financing items		37,648
Net cash provided by financing activities		7,925,000
Cash flows from investing activities		
Acquisition of oil and gas properties (notes 1 & 3)		(1,265,404)
Additions to property, plant and equipment		(26,321)
Changes in non-cash working capital - investing items		(970,415)
Net cash used in investing activities		(2,262,140)
Change in cash during the period	$	5,633,253
Cash and cash equivalents - end of period	$	5,633,253

See accompanying notes to financial statements

Notes To Financial Statements

June 30, 2005 (unaudited)

1. BASIS OF PRESENTATION

Rockyview Energy Inc. ("Rockyview" or the "Company") was incorporated on April 12, 2005 and commenced operations on June 21, 2005 under a Plan of Arrangement entered into by APF Energy Trust ("APF Trust"), APF Energy Inc ("APF"), 1163947 Alberta Inc. ("1163947") and Rockyview. Under the Arrangement, 1163947 acquired certain oil and gas properties from APF for a total cost of $49.66 million and then immediately amalgamated with Rockyview. The operations of the properties are included from June 21 to June 30, 2005.

On June 21, 2005, there was an Initial Private Placement ("Private Placement") of 1,826,484 units ("Units") at $4.38 per Unit to employees, contractors, officers and directors of Rockyview. Each Unit comprises one Rockyview share ("Shares") and one half of a Rockyview Warrant ("Warrant"), each Warrant entitling the holder to acquire one Share at an exercise price of $5.26, exercisable for two years and eight months from the closing of the Private Placement. The Private Placement is subject to a contractual holding period whereby one-third of the Shares can be sold eight months from closing of the Private Placement, an additional one-third sixteen months from the closing of the Private Placement and the balance two years from the closing of the Private Placement. The Warrants will be released on satisfaction of the following criteria: (i) over time with one-third releasable on the dates which are eight, sixteen and twenty-four months from the closing of the Private Placement; and (ii) the twenty day weighted average trading price reaching $6.57 before the first tranche is released and $8.76 before the second and third tranches are released.

As the former APF Trust unitholders are the controlling shareholder group of Rockyview, the assets and liabilities of Rockyview have been accounted for based on the carrying value in APF.

The principal business of the Company is the exploration for, exploitation, development and production of oil and natural gas reserves. All activity is conducted in Western Canada and comprises a single business segment.

2. SIGNIFICANT ACCOUNTING POLICIES

These financial statements are stated in Canadian dollars and have been prepared in accordance with Canadian generally accepted accounting principles ("GAAP"). The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the period. Actual results could differ from these estimates.

Measurement uncertainty
The amounts recorded for depletion and depreciation of petroleum and natural gas properties and equipment, and the provision for asset retirement obligation costs, are based on estimates. In addition, the ceiling test calculation is based on estimates of proved reserves, production rates, oil and natural gas prices, future costs and other relevant assumptions. By their nature, these estimates are subject to measurement uncertainty, and the effect on the financial statements of changes in such estimates in future periods could be material.

Joint interests
A portion of the Company's exploration, development and production activities is conducted jointly with others. These financial statements reflect only the Company's proportionate interest in such activities.

Cash and cash equivalents
Cash and cash equivalents include cash on hand, demand deposits, and investments in highly liquid money market instruments which are convertible to known amounts of cash in less than three months.

Financial instruments
The fair market value of cash and cash equivalents, receivables, other current assets, payables and bank debt approximate their carrying value. From time to time, the Company may use derivative financial instruments to manage exposure to fluctuations in commodity prices, foreign currency exchange rates and interest rates. All transactions of this nature entered into by the Company are related to an underlying financial position or to future petroleum and natural gas production. The Company does not use derivative financial instruments for speculative trading purposes.

The Company enters into hedges to manage its exposure to petroleum and natural gas commodity prices by entering into crude oil and natural gas swap contracts, options or collars, when it is deemed appropriate. These derivative contracts, which qualify for hedges, are not recognized on the balance sheet. Realized gains and losses on these contracts are recognized in petroleum and natural gas revenue and cash flows in the same period in which the revenues associated with the hedged transactions are recognized. Premiums paid or received are deferred and amortized to earnings over the term of the contract. The Company formally documents all relationships between hedging instruments and hedged items and assesses, both at the hedge's inception and on an ongoing basis, whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in fair values or cash flows of hedged items. This process includes linking all derivatives to specific assets and liabilities on the balance sheet or to specific firm commitments or forecasted transactions

Realized and unrealized gains and losses associated with hedging instruments that have been terminated or cease to be effective prior to maturity, are deferred on the balance sheet and recognized in income in the period in which the underlying hedged transaction is recognized.

For transactions that do not qualify for hedge accounting, the Company applies the fair value method of accounting by recording an asset or liability on the balance sheet and recognizing changes in the fair value of the instruments in the current period statement of income.

Property, plant and equipment

Petroleum and natural gas production equipment

The Company follows the full-cost method of accounting for its petroleum and natural gas properties and related facilities in accordance with the guideline issued by the Canadian Institute of Chartered Accountants whereby all costs relating to the exploration and development of petroleum and natural gas reserves are capitalized. Such costs include land acquisition, geological and geophysical, drilling of productive and non-productive wells, production equipment and facilities, lease rentals on non producing properties, and overhead expenses directly related to exploration and development activities. No indirect general and administration costs have been capitalized.

Gains or losses on the disposition of properties are not recognized unless the proceeds on disposition result in a change of 20% or more in the depletion rate.

Depletion and Depreciation

Capitalized costs, along with estimated future capital expenditures to be incurred in order to develop proved reserves, are depleted and depreciated on a unit-of-production basis using estimated proved petroleum and natural gas reserves on an escalated pricing basis as evaluated by independent engineers. For purposes of this calculation, petroleum and natural gas reserves are converted to a common unit of measurement on the basis of their relative energy content where six thousand cubic feet of gas equates to one barrel of oil. Costs of acquiring and evaluating unproved properties are excluded from costs subject to depletion and depreciation until it is determined whether proved reserves are attributable to the properties or impairment occurs.

Depreciation of furniture and office equipment is provided using the declining balance method at a rate of 25%.

Ceiling test

The net amount at which petroleum and natural gas properties are carried is subject to a cost recovery test (the "ceiling test"). Under this test, an estimate is made of the ultimate recoverable amount from undiscounted future net cash flows based on proved reserves, which is determined by using forecasted future prices, plus unproved properties. If the carrying amount exceeds the ultimate recoverable amount, an impairment loss is recognized in net earnings. The impairment loss is limited to the amount by which the carrying amount exceeds: (i) the sum of the fair value of proved and probable reserves; and (ii) the costs of unproved properties that have been subject to a separate impairment test and contain no probable reserves.

Asset retirement obligations

Estimated future costs relating to retirement obligations associated with oil and gas well sites and facilities are recognized as a liability, at fair value. The asset retirement cost, equal to the fair value of the retirement obligation, is capitalized as part of the cost of the related asset. These capitalized costs are amortized on a unit-of-production basis, consistent with depletion and depreciation. The liability is adjusted at each reporting period to reflect the passage of time, with the accretion charged to earnings and for revisions to the estimated future cash flows. Actual costs incurred upon settlement of the obligations are charged against the liability.

Future income taxes

The Company follows the liability method of accounting for income taxes. Temporary differences arising from the differences between the tax basis of an asset or liability and its carrying amount on the balance sheet are used to calculate future income tax assets or liabilities. Future income tax assets or liabilities are calculated using tax rates anticipated to apply in the periods that the temporary differences are expected to reverse.

Revenue recognition

Revenue from the sale of oil and natural gas is recorded when title passes to an external party.

Stock-based compensation

The company follows the fair-value method of accounting for stock options granted to employees and directors. The fair value of each option granted is estimated on the date of grant using the Black-Scholes option pricing model and recognized over the vesting period of the options granted as stock based compensation with a corresponding credit to contributed surplus. The consideration received by the Company on the exercise of share options is recorded as an increase to share capital, together with corresponding amounts previously recognized in contributed surplus. Forfeitures are accounted for as they occur, which could result in recoveries of the compensation expense.

Per share amounts

Basic per share amounts are calculated using the weighted average number of shares outstanding during the year. Weighted average number of shares is determined by relating the portion of time within the reporting period that common shares have been outstanding to the total time in that period. Diluted per share amounts are calculated using the treasury stock method which assumes that any proceeds obtained on exercise of share options or other dilutive instruments would be used to purchase common shares at the average market price during the period. The weighted average number of shares outstanding is then adjusted by the net change.

3. TRANSFER OF ASSETS AND COMMENCEMENT OF COMMERCIAL OPERATIONS:

Under the Arrangement, APF transferred certain producing and non-producing undeveloped petroleum and natural gas properties to Rockyview. As the former APF Trust unitholders are the controlling shareholder group of Rockyview, the assets and liabilities of Rockyview have been accounted for based on the carrying value in APF.

Net Assets Received		
Oil and natural gas assets and equipment	$	33,177,536
Undeveloped land		5,179,600
Seismic		1,507,423
Future income tax asset		3,901,057
Total assets transferred		43,765,616
Asset retirement obligation		(808,732)
Net assets transferred at carrying value		42,956,884

Consideration given		
Common shares issued (10,242,215 shares)	$	41,691,479
Cash		1,265,405
	$	42,956,884

4. PROPERTY, PLANT AND EQUIPMENT

		June 30, 2005
Petroleum and natural gas properties	$	39,890,878
Accumulated depletion and depreciation		269,826
Net book value	$	39,621,052

During the period, the Company did not capitalize any general and administrative expenses related to development activities. As at June 30, 2005, the depletion calculation excluded unproved properties of $6.69 million.

5. ASSET RETIREMENT OBLIGATIONS

The total future asset retirement obligation was estimated based on the Company's net ownership interest in all wells and facilities, the estimated cost to abandon and reclaim the wells and facilities and the estimated timing of the cost to be incurred in future periods. The total undiscounted amount of estimated cash flows required to settle the obligation is $5.5 million, which will be incurred between 2005 and 2047. A credit adjusted risk-free rate of eight percent and an inflation rate of one and one half percent was used to calculate the present value of the asset retirement obligation.

The following table presents the reconciliation of the beginning and ending aggregate asset retirement obligation associated with the retirement of oil and gas properties:

	June 30, 2005
Transfer of liability through Plan of Arrangement	$ 808,732
Liabilities incurred	-
Liabilities settled	-
Accretion expense	1,746
Balance, end of period	$ 810,478

6. SHARE CAPITAL

(a) Authorized:

An unlimited number of voting Common Shares; unlimited number of Preferred Shares issuable in one or more series.

(b) Issued:

Common shares:

	Number	Amount
Issued pursuant to Plan of Arrangement (ii)	10,242,215	$ 41,691,479
Issued pursuant to private placement for cash (iii)	1,826,484	7,415,585
Share issue costs, net of tax		(71,758)
Balance at June 30, 2005	12,068,699	$ 49,035,306

Warrants:

Issued pursuant to private placement (iii)	913,149	$ 584,415

(i) Rockyview Energy Inc. was incorporated as 1163924 Alberta Inc. on April 12, 2005 and on April 28, 2005, changed its name to Rockyview Energy Inc.

(ii) On June 21, 2005, pursuant to the Plan of Arrangement, 10,242,215 Common shares were issued to former unitholders of APF Trust

(iii) On June 21, 2005, prior to completion of the Plan of Arrangement, there was an Initial Private Placement ("Private Placement") of 1,826,484 units by certain employees, contractors and directors of Rockyview and to certain other placees. Each unit is comprised of one Rockyview Share and one half of a Rockyview Warrant. Each whole Rockyview Warrant will entitle the holder to acquire one Rockyview Share at an exercise price of $5.26. All of the Rockyview Shares and Rockyview Warrants issued pursuant to the Private Placement will be subject to a contractual escrow arrangement. The shares vest evenly over a twenty four month period with the first one-third vesting eight months from the closing of the Private Placement. The Rockyview Warrants will be released on satisfaction of the following two criteria: (i) over time with the warrants vesting evenly over a twenty four month period with the first one-third vesting eight months from the closing of the Private Placement; and (ii) the twenty day weighted average trading price reaching $6.57 before the first tranche is released and $8.76 before the second and third tranches are released.

(c) Stock Options

Pursuant to the Arrangement, the Company established a stock option plan ("Plan"). Under the Plan, options may be granted to directors, officers, employees, consultants and service providers of the Company. The options vest evenly over three years, starting on the first anniversary of the grant date and expire after 5 years.

The following table sets forth a reconciliation of stock option plan activity through to June 30, 2005:

	Number of options	Weighted average exercise price
Balance - beginning of period	–	–
Granted	922,502	$ 4.74

(d) Stock Based Compensation

The Company accounts for its stock based compensation plan using the fair value method. Under this method the fair value is calculated and a compensation cost is charged over the vesting period of the options granted with a corresponding increase to contributed surplus. The fair value of each option is estimated on the date of grant using the Black-Scholes option pricing model. The fair value of each option granted was estimated based on the following weighted average assumptions:

	June 30, 2005
Risk free interest rate	3.10%
Expected life	3
Expected volatility	51%
Fair value of options granted	$ 1.76

	June 30, 2005
Balance, beginning of period	$ –
Compensation expense	14,827
Balance, end of period	$ 14,827

(e) Earnings per share

The following table summarizes the common shares used in calculating net loss per share:

Weighted Average Common Shares	June 30, 2005
Basic	1,357,729
Diluted	1,671,684

7. TAXES

As at June 30, 2005, the Company has tax pools of approximately $49.7 million that are available to shelter future taxable income. The Company has recognized a future tax asset of $3.9 million, reflecting the difference between the tax pools and the net book value of the assets accounted for under the Arrangement.

8. SUBSEQUENT EVENT

Subsequent to the end of the quarter, the Company finalized a $13.5 million revolving credit and term facility with a Canadian chartered bank. The facility may be drawn down or repaid at any time but there are no scheduled repayment terms. The credit facility bears interest based on a sliding scale tied to the Company's debt-to-cash flow: from a minimum of the bank's prime rate to a maximum of the bank's prime rate plus 1.25%. The credit facility is secured by a fixed and floating charge debenture on the assets of the company. The borrowing base is subject to a semi-annual review by the bank.

Corporate Information

DIRECTORS

Scott Dawson(1)(2)(3)
President & Chief Executive Officer
Tempest Energy Corp.

Martin Hislop(2)
Independent Businessman

John Howard(1)(2)(3)
Independent Businessman

Nancy Penner(1)(3)
Counsel
Parlee McLaws LLP

Steven Cloutier
President & Chief Executive Officer

OFFICERS

Steven Cloutier, LLB
President & Chief Executive Officer

Daniel Allan, P.Geol.
Chief Operating Officer

Alan MacDonald, CA
Chief Financial Officer

Howard Anderson, P.Eng.
Vice President, Engineering

Wayne Geddes, P.Land
Vice President, Land

(1) member of audit committee

(2) member of reserve committee

(3) member of corporate governance and compensation committee

CORPORATE OFFICE
2250, 801 – 6th Avenue S.W.
Calgary, Alberta T2P 3W2
Telephone: (403) 538-5000
Fax: (403) 538-5050

INVESTOR RELATIONS
www. rockyviewenergy.com

TRUSTEE AND TRANSFER AGENT
Olympia Trust Company
2300, 125 – 9th Avenue S.W.
Calgary, Alberta T2P 0P6
Telephone: (403) 261-0900
Fax: (403) 265-1455

BANK
Bank of Nova Scotia

AUDITORS
PricewaterhouseCoopers LLP

LEGAL COUNSEL
Burnet, Duckworth & Palmer LLP

ENGINEERING CONSULTANTS
Gilbert Laustsen Jung Associates Ltd.
Sproule Associates Limited

STOCK EXCHANGE
The Toronto Stock Exchange
Trading symbol: **RVE**

Rockyview Energy Inc.
2250, 801 6th Avenue S.W., Calgary, AB T2P 3W2
PHONE: (403) 538-5000 FAX: (403) 538-5050
EMAIL: invest@rockyviewenergy.com WEBSITE: www.rockyviewenergy.com

FORM 52-109FT2

CERTIFICATION OF INTERIM FILINGS DURING TRANSITION PERIOD

I, Steven G. Cloutier, President and CEO of Rockyview Energy Inc. certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Rockyview Energy Inc. for the interim period ending June 30, 2005;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it is made, with respect to the period covered by the interim filings; and

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

August 9, 2005

Steven G. Cloutier
President and CEO

FORM 52-109FT2

CERTIFICATION OF INTERIM FILINGS DURING TRANSITION PERIOD

I, Alan MacDonald, Chief Financial Officer of Rockyview Energy Inc. certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Rockyview Energy Inc. for the interim period ending June 30, 2005;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it is made, with respect to the period covered by the interim filings; and

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

August 9, 2005

Alan MacDonald
Vice President, Finance & CFO

Management's Discussion & Analysis

This is the Company's initial management's discussion and analysis ("MD&A") and should be read in conjunction with the unaudited financial statements and notes for the period ended June 30, 2005. This MD&A was prepared as of August 9, 2005.

Basis of Presentation *– Rockyview Energy Inc. ("Rockyview" or the "Company") was incorporated as 1163924 Alberta Inc. on April 12, 2005 under the Business Corporations Act (Alberta). The Company participated in the Plan of Arrangement ("Arrangement") entered into by APF Energy Trust, APF Energy Inc. and Rockyview Energy Inc. which resulted in Rockyview acquiring certain oil and gas assets formerly owned by APF Energy Inc.*

Non-GAAP Measurements *– The MD&A contains the term "cash flow from operations", which should not be considered an alternative to, or more meaningful than, cash flow from operating activities as determined in accordance with Canadian generally accepted accounting principles, as an indicator of the Company's performance. Rockyview's determination of cash flow from operations may not be particularly comparable to that reported by other companies, especially those in other industries. The reconciliation between net income and cash flow from operations can be found in the statement of cash flows in the unaudited financial statements. The Company also presents cash flow from operations per share whereby per share amounts are calculated using weighted average shares outstanding consistent with the calculation of earnings per share. The Company will also use operating netback as an indicator of operating performance. Operating netback is calculated on a per boe basis taking the sales price and deducting royalties, operating expenses and transportation expenses.*

BOE Presentation *– The term "barrels of oil equivalent" ("BOE") may be misleading, particularly if used in isolation. A BOE conversion ratio of 6 Mcf:1bbl is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. All BOE conversions in the report are derived by converting gas to oil in the ratio of 6 thousand cubic feet of gas to one barrel of oil.*

PETROLEUM AND NATURAL GAS SALES

For the period ended June 30, 2005, Rockyview recorded $490,215 in petroleum and natural gas sales. Total daily volumes in the second quarter averaged 133 boe per day consisting of 734 mcf per day of natural gas, 5 bbl per day of light oil and 5 bbl per day of NGL's. Although the Company did not commence operations until June 21, 2005, the per boe per day calculation for quarterly reporting purposes is based on the 80 days in the quarter from April 12 to June 30, 2005.

Average daily production volumes	Period ended June 30, 2005
Light crude oil (bbl/d)	5
NGL's (bbl/d)	5
Natural gas (mcf/d)	734
Total (boe/d)	133

The Company sells all of its gas into the spot market based on the Alberta AECO reference price. AECO averaged $6.99 per GJ in the second quarter of 2005. Crude oil prices are derived from the WTI average price and the US$ exchange rate. For the three months ended June 30, 2005, the WTI oil price averaged US$53.17 per bbl and the $U.S./$Cdn. exchange rate averaged 1.2439 (Cdn.$0.804).

The average prices realized during the quarter by the Company were $66.50 per bbl for light crude oil, $53.69 per bbl for NGL's and $7.20 per mcf for natural gas.

ROYALTIES

Royalties for the second quarter of 2005 were $95,455 representing 19.5% of oil and gas revenues.

	Period ended June 30, 2005
Crown royalties	$ 62,574
Freehold royalties	15,690
Overriding royalties	17,191
Total royalties	$ 95,455
% of gross oil and gas revenue	19.5%
Per boe	8.99

OPERATING EXPENSES

Operating expenses totalled $75,253 or $7.09 per boe for the period ended June 30, 2005.

TRANSPORTATION COSTS

Transportation costs for the period ended June 30, 2005 were $12,081, or $1.14 per boe.

OPERATING NETBACK

The operating netback for the second quarter of 2005 was $28.97 per boe.

($ per boe)	Period ended June 30, 2005
Revenues	46.19
Royalties	(8.99)
Operating expense	(7.09)
Transportation	(1.14)
Operating netback	28.97

GENERAL AND ADMINISTRATIVE EXPENSES

General and administrative expenses for the second quarter of 2005 totalled $62,490 or $5.89 per boe and included one time costs associated with the start-up of the Company. The Company expects its general and administrative costs will not exceed $4.00 per boe for the remainder of 2005. The Company did not capitalize any of its general and administrative costs during the second quarter.

STOCK-BASED COMPENSATION

The Company accounts for stock-based compensation using the fair value method for stock options. Under the fair value method, the Black-Scholes option pricing model was used to calculate the second quarter expense and is recorded in the income statement over the vesting period of the options.

For the period ended June 30, 2005, the Company had stock-based compensation of $14,827, or $1.40 per boe.

DEPLETION, DEPRECIATION AND ACCRETION

Depletion and depreciation during the quarter amounted to $269,826, or $25.42 per boe.

Accretion of the asset retirement obligation for the quarter was $1,746, or $0.16 per boe.

INCOME TAXES

For the quarter ended June 30, 2005, the Company recorded a current income tax provision of $33,804 ($0.02 per share basic and diluted) and a future tax recovery of $43,931 ($0.03 per share basic and diluted). The future tax recovery arises where depletion and depreciation deducted for accounting purposes exceeds the deduction for tax purposes.

At June 30, 2005, the Company has tax pools of approximately $49.7 million that are available to shelter future taxable income.

CASH FLOW AND NET INCOME

Cash flow from operations for the quarter was $211,132, or $0.16 per share basic ($0.13 per share diluted). The Company realized a net loss of $31,337 for the quarter. Basic and diluted net loss per share was $0.02.

CAPITAL EXPENDITURES

The Company did not drill any wells during the quarter. Capital expenditures during the quarter were $39.89 million, of which $39.86 million related to the acquisition of the properties pursuant to the Arrangement. Capital expenditures for the period were as follows:

		June 30, 2005
Property acquisitions	$	33,177,536
Land		5,190,818
Seismic		1,507,423
Drilling and completions		–
Equipment and facilities		15,103
Net capital expenditures	$	39,890,880

The Company records the fair value of future obligations associated with the retirement of long-lived tangible assets, such as well sites and facilities. Accounting for the recognition of this obligation results in an increase to the carrying value of these assets. This amount has been shown as the Company's asset retirement obligation.

LIQUIDITY AND CAPITAL RESOURCES

The Company has a 364 day extendible revolving credit facility for up to a maximum of $13.5 million with a Canadian financial institution. At June 30, 2005, the Company had positive working capital of $6.8 million, including a cash balance of $5.6 million.

On June 21, 2005, the Company closed a private placement offering of 1,826,484 units at $4.38 per unit, for total gross proceeds of $8.0 million.

The Company will typically utilize three sources of funding to finance its capital expenditure program: internally generated cash flow from operations, debt where deemed appropriate and new equity issues if available on favourable terms. When financing corporate acquisitions, the Company may also assume certain future liabilities. In addition, the Company may adjust its capital expenditure program depending on the commodity price outlook and further opportunities that may be identified.

OUTLOOK

Rockyview has a capital program for the balance of 2005 that will see the Company spend approximately $13 million and drill 43 (26 net) wells in the greater Wood River area of central Alberta. Rockyview will be targeting both conventional Belly River gas and the Horseshoe Canyon formation for CBM.

Rockyview also intends to pursue strategic property and corporate acquisitions that will add to the value of the Company.

Forward Looking Statements- Certain information regarding Rockyview Energy Inc. set forth in this document, including management's assessment of Rockyview Energy Inc.'s future plans and operations, contains forward-looking statements that involve substantial known and unknown risks and uncertainties. These forward-looking statements are subject to numerous risks and uncertainties, certain of which are beyond Rockyview Energy Inc.'s control, including the impact of general economic conditions, industry conditions, volatility of commodity prices, current fluctuations, imprecision of reserve estimates, environmental risks, competition from other producers, the lack of availability of qualified personnel or management, stock market volatility and ability to access sufficient capital from internal and external sources. Rockyview Energy Inc.'s actual results, performance or achievement could differ materially from those expressed in, or implied by, these forward-looking statements and, accordingly, no assurance can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do so, what benefits that Rockyview Energy Inc. will derive therefrom.

NOT FOR DISTRIBUTION TO UNITED STATES NEWSWIRE SERVICES
OR FOR DISSEMINATION IN THE UNITED STATES.

Rockyview Energy

NEWS RELEASE

ROCKYVIEW ENERGY INC. PROVIDES CORPORATE UPDATE

New junior exploration company identifies 168 drilling opportunities and outlines significant coalbed methane development program

Calgary, Alberta, August 10, 2005 ("RVE"-TSX) -- Rockyview Energy Inc. ("Rockyview" or the "Company") is pleased to provide a corporate update.

Background

Rockyview is a junior oil and gas company created in June 2005 through a plan of arrangement with APF Energy Trust ("APF"), prior to APF's merger with StarPoint Energy Trust ("StarPoint").

The Rockyview team comprises all the senior officers and several key technical staff from APF, which was one of the best performing trusts on the TSX from its initial public offering in late 1996 until its merger with StarPoint. Over that period, APF unitholders enjoyed a 25% average annual return while production grew from zero to 18,000 barrels of oil equivalent ("boe") per day.

Rockyview is 93% weighted to natural gas, with conventional and coalbed methane ("CBM") operations in the greater Wood River area of central Alberta. Rockyview's CBM assets comprise substantially all of APF's former Horseshoe Canyon properties. In addition to Wood River proper, the Company operates in a focussed area that also includes Wetaskiwin, Bittern, Clive, Knellar, Stettler and Millet. Most of Rockyview's 55,000 net undeveloped acres of land are prospective for both conventional locations in the Cretaceous (predominantly in the Belly River formation), as well as for CBM in the Horseshoe Canyon. Deeper prospects in the Basal Quartz formation are also being pursued.

In addition to a production base of 1,000 boe per day, Rockyview has identified 168 (93 net) drilling locations on its lands. The Company intends to develop and optimize this asset base, as well as identify, evaluate and execute strategic acquisitions.

2005 Capital Program

Rockyview's board of directors has approved a $13 million capital program for the balance of 2005, comprised of $12 million for drilling, completions and facilities, as well as $1 million on land and seismic acquisitions. A total of 43 (26 net risked) wells are expected to be drilled as follows:

- Conventional operations – 11 (5 net) Belly River wells at Wood River for $2.0 million. These wells have working interests between 40-75%.
- Coalbed methane – 32 (21 net) Horseshoe Canyon wells, predominantly at Wood River, Wetaskiwin, Clive and Knellar for $9.8 million. These wells have working interests between 50-100% and are initially drilled on a spacing of one well per section.

Drilling is expected to commence during the last week of August.

Aggregate production additions from these activities are estimated to be approximately 4.2 million cubic feet per day of gas (700 boe/d), at an average cost of $17,140 per flowing boe (excluding $1.0 million spent on land and seismic).

Funding for the capital program will come from Rockyview's working capital of $6.8 million, as well as from cash flow. In addition to these funds, Rockyview has an undrawn $13.5 million credit facility.

Further Upside Potential

Beyond 2005, Rockyview estimates that it has another 125 (67 net) drilling locations prospective for CBM in the Horseshoe Canyon formation, once it receives standard regulatory approvals to reduce spacing to four wells per section and expands its existing facilities. Incremental production from this phase could result in an additional 500-1,000 boe per day.

Additional Guidance

Rockyview anticipates that its capital program will result in a 2005 exit production rate of approximately 1,400 boe/d, based on projected drilling and completion dates. Actual on-stream dates may result in some production being brought on in early 2006.

Commodity price and foreign exchange assumptions:	
Gas price (base and realized)	C$7.50/mcf @ AECO
Oil price (base)	US$55/bbl @ WTI
Oil price (realized)	C$65.86/bbl
US$/C$	$1.22

Netback calculation (C$, per boe):	
Revenue	$46.00

Royalties (19.5%)	$9.00
Transportation expense	$1.15
Operating expense	$7.50
Operating netback	$28.35
General & administrative expense	$4.00
Cash flow	$24.35

Rockyview Energy Quarterly Results

Detailed information respecting Rockyview's quarterly financial and operating results for the period ended June 30, 2005 will be available on August 11, 2005 at www.sedar.com. **Results for the period only reflect ten days of operations during the month of June.**

For further information contact:

Rockyview Energy Inc.

Steve Cloutier, President & CEO
Alan MacDonald, Vice President, Finance & CFO
Tel: (403) 538-5000 Fax (403) 538-5050
Email: invest@rockyviewenergy.com

Reader Advisory

Forward Looking Statements – Certain information regarding Rockyview set forth in this news release, including management's assessment of future plans, contains forward-looking statements that involve substantial known and unknown risks and uncertainties. These forward-looking statements are subject to numerous risks and uncertainties, certain of which are beyond Rockyview's control, including the impact of general economic conditions, industry conditions, volatility of commodity prices, risks associated with the uncertainty of reserve estimates, currency fluctuations and the timing of listing of shares. Readers are cautioned that the assumptions used in the preparation of such information, although considered reasonable at the time of preparation, may prove to be imprecise and, as such, undue reliance should not be placed on forward-looking statements.

Boes may be misleading, particularly if used in isolation. A boe conversion ratio of six mcf to one bbl is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. This conversion factor is an industry accepted norm and is not based on either energy content or current prices.

The Toronto Stock Exchange has neither approved nor disapproved of the contents of this news release.